SIDLEY AUSTIN LLP     |BEIJING    GENEVA        SAN FRANCISCO
                  787 SEVENTH AVENUE    |BRUSSELS   HONG KONG     SHANGHAI
SIDLEY AUSTIN     NEW YORK, NY  10019   |CHICAGO    LONDON        SINGAPORE
-------------|    212 839 5300          |DALLAS     LOS ANGELES   TOKYO
SIDLEY       |    212 839 5599 FAX      |           NEW YORK      WASHINGTON, DC
                                        |
                                        |
                                        |FOUNDED 1866





                                March 16, 2006


By Courier and Electronic Delivery

Max A. Webb
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Synthetic Fixed-Income Securities, Inc. - Form S-3 no. 333-131889
               -----------------------------------------------------------------

Dear Mr. Webb:

     On behalf of the registrant, Synthetic Fixed-Income Securities, Inc., we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"). For your convenience, courtesy copies of the amendment are being provided to John Stickel, Esq., including a copy that is marked to show changes against the Registration Statement as initially filed.

     In addition, the registrant has instructed us to provide each of the responses set forth below to the staff's comments of March 13, 2006. For ease of reference, the staff's comments have been repeated below in italics and are followed by the registrant's responses, and we refer to each of your comments by the number assigned to it by you.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

     We confirm on behalf of the registrant that to the extent the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor (as defined in Item 1101 of Regulation AB) is or was at any time during the twelve calendar months preceding the filing of the Registration Statement subject to the requirements of Section 12 of 15(d) of the Exchange Act with respect to a class of asset-backed securities involving the same asset class, the depositor and each such issuing entity have filed all material required to be filed regarding the related asset-backed securities pursuant to Section 13, 14 or 15(d) of the Exchange Act for such period (or such shorter period that each such entity was required to file such materials). Such material has been filed in a timely manner, except as otherwise permitted under General Instruction I.A.4. of Form S-3 and except as previously waived by the staff of the SEC. In that regard, we note that on September 29, 2005, a waiver was granted to the registrant by the SEC, as communicated by Jeffrey Cohan, Esq., for certain late filings on Form 8-K by trusts formed by the registrant. Those late filings were set forth in our letter dated August 3, 2005 to Jennifer Williams, Esq. No affiliate of the registrant has offered a class of asset-backed securities involving the same asset class as the Registration Statement in an offering registered under the Securities Act or otherwise subject to the above filing requirements of the Exchange Act.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

     We confirm that, with respect to each offering, all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

     We have filed unqualified legal and tax opinions with this filing. Therefore, we do not plan to file additional tax and legal opinions with each take down.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

     We note the staff's comment and confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We encourage you to use "issuing entity" in place of trust wherever possible on the cover pages and summary sections. For instance, please revise the first bullet under The Certificates on the supplement cover page and the introductory paragraph of the Summary.

     We have made the changes as suggested.

6. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the servicer's fee be shown with footnotes or in some other fashion to provide a comprehensive picture of where the fees are going.

     We have provided the requested disclosure on page S-21. With respect to this comment, we note that there is no "servicer" named as such under the base prospectus or prospectus supplement. However, certain of the functions of the trustee for each trust cause the trustee to come within the definition of "servicer" under Item 1101(j) of Regulation AB.

7. Please confirm that you have disclosed, or will disclose, all material legal proceedings information in a separate section pursuant to Item 1117 of Regulation AB.

     We confirm that the registrant has and will continue to comply with its obligations under Item 1117 to disclose all material legal proceedings. The registrant will include any Item 1117 disclosure in a separate section.

8. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.

     No disclosure is required at present regarding affiliations among the transaction parties pursuant to Item 1119. The registrant will include any Item 1119 disclosure in a separate section.

9. Please provide a bracketed placeholder to show that you will disclose the principal and interest rate of each class of securities. Refer to Item 1102(e) and (f) of Regulation AB.

     We have revised the cover page in response to this comment.

10. Please provide a bracketed placeholder to show that you will identify the distribution frequency and the first expected distribution date per Item 1102(g) of Regulation AB.

     We have revised the cover page in response to this comment.

11. Please provide a bracketed placeholder to show that you will describe any credit enhancement or other support provided. Refer to Item 1102(h) of Regulation AB.

     We have revised the cover page in response to this comment.

12. Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

     We have provided the requested information for the trustee. The asset pools under the Registration Statement do not require a servicer and thus there will be no servicer named as such for the transactions under Registration Statement. We have provided the information requested for the trustee on page S-8.

13. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

     In this regard, we refer you to the sections in the summary for "Action Upon Underlying Issuer Failing to Report Under the Exchange Act" and "Optional Termination". We have added a placeholder on page S-9 for any other events that would trigger a disclosure obligation under Item 1103(a)(3)(vii).

14. Please revise to delete or specify what you mean by your reference to "other basis swaps." The base prospectus should specifically describe each form of derivative that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional derivatives may be added in prospectus supplements.

     We have deleted the referenced disclosure. We confirm that each form of derivative that may be used in a takedown is specified in the base prospectus.

15. Please provide a description of the underwriting criteria that will be used to purchase the pool assets, as well as the method and criteria by which pool assets will be selected for the transaction. Refer to Items 1111(a)(3) and (4) of Regulation AB.

     We have provided the requested disclosure on page S-11.

16. Please expand your disclosure to present a bracketed placeholder historical delinquency and loss information pursuant to Items 1100(b) and 1111(e) of Regulation AB.

     None of the pool assets will be delinquent and we have provided disclosure to that effect on page S-12.

17. Please also confirm that delinquent assets, as defined by Item 1101(d) of Regulation AB, will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3.

     As stated in the above response, none of the pool assets will be delinquent.

18. It appears that the trustee is also the servicer. If so, please revise placeholder to cover Item 1108.

     We have revised the placeholder and other disclosure on page S-22.

19. Please add bracketed language to show that you will describe the trustee's prior experience and duties and responsibilities. Refer to Item 1109(b) and (c) of Regulation AB.

     We have provided the requested disclosure on page S-22.

20. Please delete the second sentence of the second paragraph or tell us why it is necessary. We note that you do not interpret any other data for the investor.

     We have deleted the referenced sentence.

21. Please revise to clarify who will give the legality opinion upon which investors may rely.

     We have provided the requested revision.

22. Please update to reflect the SEC's new address: 100 F. Street, NE, Washington, D.C., 20549.

     We have provided the requested revision.

23. We note your reference to "net proceeds." Please disclose, in an appropriate section of the prospectus summary, the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

     The reference to "net proceeds" is meant to refer to underwriting discounts and legal, printing and rating agency fees incurred in distributing the offered certificates. It is not expected that expenses incurred in connection with the selection and acquisition of the pool assets will be payable from offering proceeds. However, in the event that such expenses will be so payable the disclosure required under Item 1107(j) will be included in the related prospectus supplement. A placeholder has been added on page S-11 of the form of prospectus supplement to so reflect.

24. Refer to the first paragraph. Please tell us why this is not a series trust.

     The trusts to be formed as issuing entities of the certificates offered under the Registration Statement are not series trusts because a separate trust will be formed to issue each series of certificates.

     We are aware of the staff's view, expressed in the Regulation AB release and elsewhere, that an issuing entity that conducts multiple, separate ABS transactions is a "series trust" and that securities issued out of series trusts are generally not "asset-backed securities". The Registration Statement does not present that situation. Each offering of certificates under the Registration Statement will be issued by a separate trust. Each trust will be formed by the series supplement for that trust which, together with the base trust agreement, forms the trust agreement for that trust and that trust only. We concur that the first sentence under "General" was unclear on this point and we have deleted that sentence and clarified the disclosure on pages 11 and 12 of the base prospectus.

25. Please provide us with your analysis of how this structure [Optional Exchange, page 20] complies with Rule 3a-7 of the Investment Company Act.

     See the response to comment 26.

26. Please provide us with your analysis of how this structure [Put Right, page 23] complies with Rule 3a-7 of the Investment Company Act.

     With respect to comments 25 and 26, we have removed the Optional Exchange and Put Right features from the prospectus, including the sections referred to in those comments. Should registrant desire to include optional exchange or put arrangements in future take downs it will first contact the staff and seek to file a post-effective amendment to the Registration Statement for that purpose.

     Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                             Sincerely,



                                        /s/  Siegfried Knopf



cc:  John Stickel, Esq. - Securities and Exchange Commission